As filed with the Securities and Exchange Commission on February 2, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2009 (as amended by Amendment No. 1, 2 and 3 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Sierra Wireless France SAS (the “Purchaser”), a company organized under the laws of France and an indirect wholly owned subsidiary of Sierra Wireless, Inc., a corporation organized under the laws of Canada (together with its subsidiaries, “Sierra Wireless”), disclosed in a Tender Offer Statement on Schedule TO dated January 8, 2009 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, at a price of 8.50 euros per Share including any dividends payable, that are held by holders who reside in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 8.50 euros per Share including any dividends payable, and (iii) OCEANEs held by holders who reside in the United States at a price of 31.93 euros plus unpaid accrued interest (defined in the Schedule TO as the interest accrued but unpaid calculated pro rata from the number of days from the last interest payment date to the day of settlement for the OCEANEs) per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”), the related ADS letter of transmittal, and the related forms of acceptance for Shares and OCEANEs (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The penultimate paragraph of Item 3(a)(ii) is hereby deleted in its entirety and replaced with the following:

Sierra Wireless approved in the Memorandum of Understanding signed on December 1, 2008 with the Company (see Item 3(d)(i) below), the terms and conditions of the modifications to Dr. Black’s service agreement referred to above and, as a result, undertook to have the new board of directors of the Company which will be put in place following the change in control of the Company (assuming successful completion of the Offers), confirm such modifications. Sierra Wireless has also agreed to present and vote in favor of a resolution substantially similar to that which was to be presented to the December 8, 2008 general and extraordinary shareholders’ meeting (which was adjourned pursuant to the terms of the MOU) at a Company shareholders’ meeting to be convened after completion of the Offers. Approval by the shareholders of the modifications to Dr. Black’s service agreement requires a vote of a majority of the outstanding Shares as of the record date set for such shareholders’ meeting. If the Offers are successfully consummated, Sierra Wireless will have enough votes to approve such modifications.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following thereto:

On February 2, 2009, the Company mailed to holders of Shares residing in France a letter regarding the French Offer. An unofficial English translation of such letter is attached as Exhibit 99(a)(16) hereto.

Item 8(e) is hereby deleted in its entirety and replaced with the following:

(e)     Cautionary Note Regarding Forward-Looking Statements.

This Statement contains forward-looking statements which are not historical facts. Such forward-looking statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to them. Actual results may vary significantly from those contemplated by these forward-looking statements based on a variety of factors. Words such as “outlook,” “potential,” “emerging,” “growth,” “anticipates,” “expects,” “believes,” “intends,” “plans,” “continuing,” “seeks,” “forecasts,” “estimates,” “goal,” and similar expressions often identify such forward-looking statements. Forward-looking statements include, among other things, all statements regarding the offers for the Shares, ADS, and OCEANEs of the Company, the future of the wireless modem, machine-to-machine communications and other industries, future economic and market conditions, the promise of the Company’s strategic initiatives, the business pipeline, the likelihood of a successful completion of the Offers, the risks involved in integrating the Company with Sierra Wireless, the reaction of the Company’s employees, customers, suppliers, contracting parties and other stakeholders to events surrounding the Offers, projections and assumptions underlying its financial analysis of its value and the Offers, the future value of the Company’s tax assets, the outlook for its future operations, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect the Company’s actual results, performance, achievements or developments are many and include, amongst others, the combined company’s ability to develop, manufacture, supply and market new products that it does not produce today that meet the needs of customers and gain commercial acceptance, its reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of its customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the AMF’s website at www.amf-france.org, and in each of their other respective regulatory filings with the Securities and Exchange Commission in the United States, the Provincial Securities Commissions in Canada and the Autorité des marchés financiers in France. Many of these factors and uncertainties are beyond the Company’s control. Consequently, all forward-looking statements in this Statement are qualified by this cautionary statement and are made only as of the date they are made. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Item 8(f) is hereby deleted in its entirety and replaced with the following:

(f)     Where You Can Find More Information.

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(a)(16)	Unofficial English translation of a letter, dated January 30, 2009, sent to holders of the Company’s ordinary shares residing in France.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2009

WAVECOM S.A.

BY:	/s/ RONALD D. BLACK
NAME:	RONALD D. BLACK
TITLE:	CHIEF EXECUTIVE OFFICER